NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

Q1 – 2017

As at and for the
three month period
ended March 31, 2017

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at May 12th, 2017 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016 and the unaudited consolidated financial statements as at the 3 month period ended March 31st, 2017. This MD&A covers the unaudited 3 month ("Q1-17"), with comparative totals for the 3 month (“Q3-16”) period ended March 31, 2016.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	Estimates of the amount and expected timing of revenue and costs related to new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	The timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	Estimates related to NXT’s future financial position and liquidity.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital and net working capital before the undernoted items, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses these non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |2

Description of the Business

NXT provides an airborne, gravity-based geophysical survey to leading oil and gas Exploration and Production (“E&P”) companies globally.

NXT's proprietary patented Stress Field Detection ("SFD®") survey method is used to identify subsurface trapped fluid accumulations by confirming “trap integrity”: the simultaneous existence of trap, reservoir and seal.  Subtle changes in the earth's gravitational field caused by variations in sub-surface geological density/stress are used to identify potential hydrocarbon accumulations. This is a critical piece of information within the exploration process, only identified by the use of SFD® technology and is crucial to the commercial success of exploration projects. This is what makes the SFD®   technology so valuable to the industry.  The SFD® method is used as an executive decision making tool designed to minimize risk and finding costs and maximize exploration program efficiencies in terms of time and success rates.

SFD® surveys are non-invasive, environmentally friendly, unaffected by ground security concerns and effective in both offshore and onshore environments.  The results of the survey enable the customer to focus their exploration efforts towards areas with a high success potential, thus minimizing the huge expense of drilling non-commercial prospects.

SFD® is an established exploration tool with a number of clients globally and a growing list of recommended prospects drilled with significant discoveries. This tool is particularly useful as an early stage exploration tool in frontier and under-developed areas. SFD® is also used prior to drilling in areas that have significant seismic coverage to confirm traps identified by seismic surveys and assess reservoir potential, thus reducing exploration risk.

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients, conducting survey projects that are relatively short term in nature and that it has been influenced by the global downturn in commodity prices. The business has been adversely impacted by the decline in oil prices and the associated reduction in exploration activity.

Our primary goal has been to expand our revenue base, by increasing the pipeline of opportunities with new and existing customers and we seek to achieve this goal by focusing on several key areas.

Firstly, NXT increased its investment in business development when senior members of management undertook an extensive marketing initiative in Q2-2016, which resulted in building stronger relationships with global NOC’s in Africa, Asia Pacific, and the Middle East. Many of the potential clients in these regions are currently in various stages of discussions with NXT. The proposed project with Shine Quest FZC in Sri Lanka is an example of the success of this marketing initiative.

NOCs typically have a long term strategic focus and our challenge is the time it takes to share essential information and develop relationships with multiple governmental layers and agencies. NXT is pursuing financing options and shorter term contracts that will enable us to sustain the business while executing this strategy.

As a result, while we continue to grow the major project pipeline, our strategy will also continue to focus on independent E&P companies, and independent oil and gas companies (“IOCs”). The purpose of this strategy has been to integrate our SFD® technology into the standard exploration process of such organizations and we are gaining traction in this area, particularly in the provision of Multi-Client datasets.  We believe this approach will help us build a steady backlog of projects that will enable us to enhance and smooth our revenue flow.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |3

Following the successful completion of the Bolivia Survey Projects in 2015 NXT has been effective in positioning the SFD® method as an established geophysical tool backed by technical papers, past project case studies, a strong list of references and letters of recommendations. Please see the NXT Energy website for more information. (www.nxtenergy.com)

As NXT pursues various international markets, one of our strategies is to utilize high quality local sales representatives with key knowledge of their area, potential clients and the exploration sector of the oil and gas industry.  This allows us to cover larger areas and more clients with minimum fixed cost.

NXT continues to have sales representatives who pursue SFD® opportunities in such markets as Latin America, Southeast Asia (Malaysia and Pakistan), and the Middle-East.  All independent international sales representatives are required to certify that they adhere to NXT's code of conduct and business ethics.

It should be noted, however, that the process of expanding the client base has ongoing challenges, due to such factors as:

•	The exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.

•	Large NOCs tend to have a long decision making and approval process.

•	The current, ongoing downturn in commodity prices in the oil and gas industry.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising prior to the filing of our MD&A for the quarter ended March 31, 2017.

These consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  In preparing these consolidated financial statements, the Company’s initial assessment of its liquidity position raised substantial doubt about its ability to continue as a going concern.  This initial assessment was based on the continued extended duration between revenue producing contracts and the significant impact that this had on NXT’s working capital ($1.7 million at December 31, 2016 to $0.2 million at March 31, 2017).  Given that the Company’s annual expenses are estimated to be significantly in excess of the remaining working capital and that there is uncertainty with respect to the timing of future revenue, the Company believed that these conditions were significant to the going concern assumption.

As a result of the current financial condition, the Company has taken important steps to address its ability to meet its obligations such that the concern over substantial doubt has been alleviated in the preparation of these financial statements.   The most significant step taken is the completion of a $2.7 million sale and leaseback arrangement of its airplane (see note 11).   In addition, the Board of Director’s (the “Board”) has communicated to the Company’s employees that a portion of their cash compensation and all of the Board and Advisory Board members cash compensation will be deferred until the Company achieves revenue thresholds that, in the opinion of the Board, allows the Company to commence incurring such costs again.  The Company expects that issuing some form of incremental share based compensation will be a part of the strategy to compensate those individuals who are impacted by these changes.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |4

In reaching the conclusions that it is probable that there will be sufficient resources to meet its obligations over the 12 month period beyond the date that these financial statements have been issued, the Company has assumed a minimum revenue inflow of approximately $600,000.  While the Company continues to work towards the signing of several other contracts, the time to complete this process cannot be predicted with a high degree of certainty and therefore the benefit of any additional contracts has not been included in the projected cash flow analysis.

Should the timing of new contracts continue to extend beyond management’s current expectation, the Company has also received a binding promissory note from its Chief Executive Officer that would provide the Company with additional debt financing of up to $650,000.  A significant existing shareholder has also committed US $250,000 towards an equity financing should the Company need to pursue such a course over the next 12 months. It is expected that funds from these 2 sources will only be obtained to the extent necessary to help the Company meet its obligations over this period.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.   The occurrence and timing of these events cannot be predicted with certainty.  The Company will be closely monitoring its going concern assessment in future periods to determine whether its current conclusions remain appropriate.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |5

Near-term Outlook for 2017

There are a number of short term and longer term prospects that are being pursued in South and Central America, the frontier areas of Africa, Asia, the Arctic and offshore Atlantic regions (particularly where Canadian and American E&P companies are operating).

NXT has been working with a number of clients towards finalizing survey contracts. However the process within the NOC’s and related Government departments in these regions are complex and time consuming.

As announced on September 19th, 2016 NXT is pleased to partner with SHINE Quests FZC in a project where the SFD® survey method is the lead technology in the proposed “Project SHINE”, currently under consideration by the Sri Lankan government. The SFD® survey data is intended to provide information on trap integrity (the simultaneous presence of trap, reservoir and seal). The purpose of the project is to build a new multi-client data set for Sri Lanka. This will involve the integration of the SFD® survey data with all existing Geological & Geophysical data, (which includes regional seismic data), that is available for the Mannar Basin.

The revenue from the “Project SHINE” to NXT is estimated to be approximately US$29 million, of which US$21 million relates directly to SFD® services. Work is anticipated to start within the next 3 – 6 months, once final government approvals have been received by SHINE Quests FZC.

NXT also anticipates performing work in Malaysia, Mexico, Ghana, Senegal & Bolivia within the next 6 – 18 months.

NXT has also been working diligently on making gains with several other prospects globally and are in discussions with their respective NOC’s. Further, NXT has also been working with E&P companies who have assets in Africa and have indicated their interest in using the SFD® method to help evaluate their prospects. We believe these organizations view SFD® as an essential tool to achieve cost and time efficiencies.

Intellectual Property (“IP”) and Research & Development (“R&D”)

We have made significant progress in the development of algorithms to model the SFD® signal. We believe that this will enable NXT to create software to enhance and accelerate SFD® data interpretation as well as assisting clients in the understanding of SFD® recommendations. The end goal will be for the client to independently interpret SFD data.

We have completed the testing of the upgraded SFD® Data Acquisition System. This system will be used on all future SFD® survey projects. The new system is more reliable, compact, and expandable to acquire larger SFD® datasets. It also eliminates the dependency on custom operating systems.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) continue in 2017. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets. In January 2017 NXT was awarded the first international patent from Russia and we believe we have successfully defended all questions raised to date by other international patent examiners and now await the outcome of their deliberations.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |6

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. Also in Q3-15, upon conversion of the outstanding preferred shares, NXT recorded a significant intellectual property asset, which is being amortized (a non-cash expense) over a 15 year period.

	Q1-2017	Q4-2016	Q3-2016	Q2-2016
	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	June 30, 2016
Survey revenue	$ -	$ -	$-	$ -
Net income (loss)	(2,214,726)	(2,356,848)	(2,142,834)	(2,643,938)
Income (loss) per share – basic	(0.04)	(0.04)	(0.04)	(0.05)
Income (loss) per share – diluted	(0.04)	(0.04)	(0.04)	(0.05)

	Q1-2016	Q4-2015	Q3-2015	Q2-2015
	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	June 30, 2015
Survey revenue	$ 1,447,269	$ 17,422,151	$ -	$ -
Net income (loss)	(1,955,942)	15,523,601	(1,878,210)	(1,586,991)
Income (loss) per share – basic	(0.04)	0.29	(0.04)	(0.04)
Income (loss) per share – diluted	(0.04)	0.29	(0.04)	(0.04)

Q1-17 to Q4-16 comparison – NXT had survey revenue of $nil ($nil in Q4-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $163,217 ($9,998 in Q4-16), and SBCE of $165,248 ($287,500 in Q4-16).

Q4-16 to Q3-16 comparison – NXT had survey revenue of $nil ($nil in Q3-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $9,998 ($200,443 in Q3-16), and SBCE of $287,500 ($218,000 in Q3-16).

Q3-16 to Q2-16 comparison – NXT had survey revenue of $nil ($nil in Q2-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $200,443 ($157,365 in Q2-16), and SBCE of $218,000 ($135,000 in Q2-16).

Q2-16 to Q1-16 comparison – NXT had survey revenue of $nil ($1,447,269 in Q1-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $157,365 ($789,379 in Q1-16), and SBCE of $135,000 ($150,000 in Q1-16).

Q1-16 to Q4-15 comparison – NXT had survey revenue of $1,454,988 ($17,422,151 in Q4-15), survey costs, net of $789,379 ($5,070,023 in Q4-15), and SBCE of $150,000 ($490,000 in Q4-15), amortization expense of $514,258 ($523,760 in Q4-15), and a total net income tax expense of $275,997 (a net income tax recovery of $5,415,933 in Q4-15).

Q4-15 to Q3-15 comparison – NXT had survey revenue of $17,422,151 ($nil in Q3-15), survey costs of $5,070,023 ($nil in Q3-15), SBCE of $490,000 ($169,000 in Q3-15), amortization expense of $523,760 ($146,828 in Q3-15), and a total net income tax recovery of $5,415,933 (income tax expense of $485,788 in Q3-15).

Q3-15 to Q2-15 comparison – NXT had survey revenue of $nil ($nil in Q2-15), survey costs of $nil ($228 in Q2-15), SBCE of $169,000 ($228,000 in Q2-15), and total amortization expense of $146,828 ($18,830 in Q2-15).

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |7

Summary of Operating Results

NXT had a net loss of $2,214,726 for Q1-17 as compared to a net loss of $1,955,942 for the Q1-16 period.

	Q1-17	Q1-16
Survey revenue	$ -	$ 1,447,269

Expenses:
Survey costs	163,217	789,379
General and administrative	1,362,581	1,255,609
Stock based compensation expense	165,248	150,000
Amortization of property and equipment	514,692	514,258
	2,205,738	2,709,246

Other expense (income):
Interest expense (income), net	5,115	(7,371)
Foreign exchange (gain) loss	5,975	271,674
Other expense (recovery)	6,581	153,665
	17,671	417,968
Income (loss) before income taxes	(2,223,409)	(1,679,945)
Income tax expense	(8,683)	275,997
Net income (loss) for the period	(2,214,726)	(1,955,942)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client and the obligation under the contract is fulfilled. In 2015, NXT completed Bolivia survey projects totaling US $13.2 million. An additional expansion project that was flown for Yacimientos Petroliferos Fiscales Bolivianos (YPFB) the National Oil Company of Bolivia, was delivered and completed in January, 2016, which resulted in US $1 million (for which one half had been billed and received to December 31, 2015) of revenue recognition in the Q1-16 period. The second half of the contract billing for this expansion project was issued and received in Q1-16.

Survey expenses in 2017 include the net costs related to maintaining our survey aircraft, which was acquired in December 2015. The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |8

Three month period ended March 31st	Q1-17	Q1-16
Aircraft Operations	162,574	162,189
Survey projects	643	627,190
Survey expenses, net	163,217	789,379

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q1-17	Q1-16	net change	% change
Salaries, benefits and consulting charges	$ 784,647	$ 726,657	$57,900	7.98%
Board, professional fees, & public company costs	217,570	177,563	40,007	22.53%
Premises and administrative overhead	258,627	198,154	60,473	30.52%
Business development	67,881	125,816	(57,935)	- 46.05%
Bolivian Overhead	33,810		33,810	100.00%
Other	46	27,419	(27,373)	- 99.83%
Total G&A	1,362,581	1,255,609	106,972	8.52%

The overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	Q1-17 salaries, benefits and consulting charges are slightly higher than Q1-16 levels due to a difference in staffing levels.
•	“Board, professional fees & public company costs,” were higher in Q1-17 due to increase in advisory board fees and investor communication & relation fees.
•	Premises and administrative overhead has shown an increase from Q1-16 to Q1-17. The change in overhead levels is directly attributable to an additional rent charge during the month of February. This charge related to 2016 property taxes that were significantly higher than originally forecasted.
•	Business development costs recognized a decrease from Q1-16 to Q1-17 due to a reduction in travel for potential sales prospects during the quarter.
•	Q1-16, Bolivian G&A costs of $49,493 were classified as consolidated survey costs. At the beginning of Q1-17, Bolivian overhead costs were reclassified to properly reflect G&A costs. Going forward these costs will be included in consolidated G&A costs.
•	Other costs have decreased significantly as NXT closed out the Columbian branch at the end of 2016.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |9

There was a lower average number of options outstanding in the Q1-17 period (total of 3,321,001 as at the end of Q1-17 as compared to 3,462,835 at the end of Q1-16).

Interest income (expense), net – includes interest income earned on short-term investments & interest expense from change to capital lease obligations. Interest expense as at the end of Q1-17 was $5,115 as compared to interest income of $7,317 at the end of Q1-16.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$ and Cdn$. For example, when the Cdn$ trades higher relative to the US$, cash held in US$ will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand.

The valuation is also affected by the relative strength of the US$ at each period end (which fell in 2016 as compared to the end of 2015 (1.343 Cdn$ / US$ at the end of Q4-16 as compared to 1.384 Cdn$ / US$ as at Q4-15), resulting in both realized and unrealized net exchange movements on the net holdings of US$ cash and other working capital items. The foreign exchange loss for the period was primarily caused by the translation of assets and liabilities in both the Bolivian branch and the Canadian corporation which were held in US$.

Intellectual Property and other expenses - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, and costs for certain non-recurring, “project” activities

Other expense related to	Q1-17	Q1-16
Intellectual property and R&D	$ 10,433	$ 8,345
TSX Listing Project and Other net	2,965	145,320
	13,398	153,665

In Q1-16, other expense included exchange listing fees and related professional fees incurred to allow NXT to apply to upgrade its stock exchange listing from the TSX-Venture Exchange, to the TSX. NXT’s new listing on the TSX, Canada’s premier exchange, was approved effective March 22, 2016.

Intellectual property and related amortization expense - NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT’s President & CEO, on August 31, 2015 with the conversion of his 8,000,000 preferred shares, on a 1 for 1 basis, into NXT common shares. NXT now has the exclusive ownership of and rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications. After the conversion, NXT’s CEO continues to retain the rights to utilize SFD® in other potential field-of-use applications.

NXT’s intellectual property (“IP”) assets acquired in 2015 had a cost base of $25.3 million. The IP assets are being amortized on a straight line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |10

Amortization expense includes the following:

	Q1-17	Q1-16
Amortization of:
Property and equipment	$ 93,509	$ 93,258
Intellectual property	421,183	421,000
	514,692	514,258

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2016 reflects such withholding taxes which were incurred on charges related to the Bolivia survey project. There was no income tax expense in Canada during Q1 2017. However, an income tax credit was recognized in the Bolivian entity.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q1-17 was $537,835.

Significant progress has been made in the recent past in developing our pipeline of opportunities to secure new revenue contracts. NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects such as on the Bolivia project. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

In order to enhance the short term cash flow of the business, NXT completed a sale and leaseback agreement with a Calgary based international aircraft services organization on April 28th, 2017. The terms of the agreement involve NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT will lease the aircraft back for a minimum period of 60 months and retain all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000. The monthly repayment is approximately US $40,000

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |11

NXT has no secured debt, and had total “net working capital” of $185,754 as at Q1-17 as follows:

	March 31,	December 31,	net change
	2017	2016	as at Q1-17
Current assets (current liabilities):
Cash and cash equivalents	$ 234,744	$ 490,496	$ (255,752)
Short-term investments	303,091	1,453,091	(1,150,000)
Accounts receivable	243,003	205,952	37,081
Prepaid expenses and deposits	198,730	166,802	31,928
Accounts payable and accrued liabilities	(756,375)	(575,964)	(180,411)
Income taxes payable	(26)	(98)	72
Current portion of capital lease obligation	(37,443)	(36,769)	(674)
Net working capital before the undernoted items	185,754	1,703,510	(1,517,756)
Net working capital	185,754	1,703,510	(1,517,756)

The $1.5 million year to date decrease in net working capital is primarily due to the net outflow of cash and the reduction in payables, work in progress and deferred revenue.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts do not represent future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s analysis of net working capital. There were no amounts recorded in WIP and deferred revenue at March 31st, 2017, or as at December 31, 2016.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

Cash flows from (used in):	Q1-17	Q1-16

Operating activities	(1,422,686)	$ (1,569,682)
Financing activities	21,306	(8,353)
Investing activities	1,145,628	(107,686)
Net source (use) of cash	(255,752)	(1,685,721)
Cash and cash equivalents, start of period	490,496	7,085,803
Cash and cash equivalents, end of period	234,744	5,400,082

Cash and cash equivalents	234,744	5,400,082
Short-term investments	303,091	2,059,567
Total	537,835	7,459,649

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2017	Page |12

Operating Activities

	Q1-17	Q1-16

Net income (loss) for the period	$ (2,214,726)	$ (1,955,942)
Total non-cash expense items	680,710	664,028
	(1,534,016)	(1,291,914)
Change in non-cash working
capital balances	111,330	(277,768)
Cash used in operating activities	(1,422,686)	(1,569,682)

Financing Activities

Q1-17 reflects a cash inflow of $30,284 relating to an exercise of stock options, of which cash was received in January 2017. Also in Q1-17, there was a cash use of $8,978 relating to the repayment of the capital lease obligation. In Q1-16, the only financing activity was related to an $8,353 cash use for repayments of the capital lease obligation.

Investing Activities

The overall net cash source (use) noted above for 2017 and 2016 are as follows, and include the movement from cash out of and into short-term interest bearing investment balances, as follows:

	Q1-17	Q1-16

Purchase of property and equipment	$ (4,372)	$ (43,410)
Decrease (increase) in
short-term investments	1,150,000	(4,089)
Change in non-cash working
Capital balances
(60,187)
Cash from (used in) investing activities	1,145,628	(107,686)

•	The purchase of property and equipment in Q1-17 relates entirely to SFD Equipment.
•	The $43,410 purchase of property and equipment in Q1-16 is broken down as follows;
o	$16,178 of SFD survey equipment.
o	$22,677 of computer and software.
o	$4,556 relating to leasehold improvements.

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Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs). The estimated future minimum annual commitment is as follows as at March 31, 2017:

Fiscal year ending December 31
2017	401,614
2018	535,485
2019	535,485
2020	538,460
2,011,044
Thereafter, 2021 through 2025	2,600,065
4,611,109

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	May 12,	March 31,	December 31,
	2017	2017	2016

Shares issued and outstanding:
Common shares	53,856,809	53,856,809	53,856,509
Common shares reserved for issue re:
Stock options	3,321,001	3,321,001	3,321,001
	57,177,510	57,177,510	57,177,510

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months
ended March 31
Q1-17	Q1-16
$ 13,594	$ 20,940

Accounts payable and accrued liabilities includes a total of $1,536 ($10,443 as at December 31, 2016) payable to this law firm.

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Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2016. The following is also important to note:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

No new accounting policies were adopted in 2017.

Future Accounting Policy Changes – Revenue recognition + Leases

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2016 and 2017) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and although the review is not yet complete, indications are that there will be no material impact on the financial statements.

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

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Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks cannot be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

Steps to mitigate the risk of insufficient cash flow have been taken, please see the “Liquidity and Capital Resources” section above.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defense of our rights to the SFD® technology could be very significant.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Six of the seven current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

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Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia). We frequently hold cash in Cdn$ as well as in US$ and other foreign currencies (such as Bolivia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. During the periods ended March 31st, 2017, there was no change in the Company's ICFR that has materially affected or is reasonably likely to materially affect our ICFR.

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However, in an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As NXT continues to expand operations, we seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at March 31st, 2017. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

There are inherent limitations on the ability of the Responsible Officers to design and implement DCP and ICFR on a cost effective basis, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

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